Filed pursuant to General Instruction II.L of Form F-10
File No. 333-261533

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these notes and are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 7, 2023

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 15, 2021)

U.S.$

TransCanada PipeLines Limited

U.S.$        Floating Rate Senior Notes Due 20

U.S.$        % Senior Notes Due 20

We are offering U.S.$       aggregate principal amount of floating rate senior notes due        (the “floating rate notes”) and U.S.$        aggregate principal amount of       % senior notes due (the “fixed rate notes” and, together with the floating rate notes, the “notes”). The floating rate notes will bear interest at a rate equivalent to Compounded SOFR (as defined herein) plus       % per annum. Interest on the floating rate notes will be payable quarterly on       ,       , and       of each year, commencing       , 2023. Interest on the fixed rate notes will be payable semi-annually on       and       of each year, commencing       , 2023. The floating rate notes will mature on        , 20 and the fixed rate notes will mature on       , 20       . Interest on the notes will accrue from       , 2023.

On and after       , 20 , we may redeem some or all of the floating rate notes at 100% of the principal amount of such floating rate notes. At any time following issuance, we may redeem some or all of the fixed rate notes at the applicable redemption price described in this prospectus supplement. In either case, we will pay accrued interest on the notes to the redemption date. See “Description of the Notes – Optional Redemption” in this prospectus supplement. The effective yield on the fixed rate notes, if held to maturity, will be      %. The notes will be issued in United States dollars.

Investing in the notes involves risk. See “Risk Factors” on page S-6 of this prospectus supplement and page 19 of the prospectus.

Under applicable Canadian securities legislation, we may be considered to be a connected issuer of BofA Securities, Inc., Deutsche Bank Securities Inc. and SMBC Nikko Securities America, Inc. (collectively, the “Underwriters”), each of which is a subsidiary or affiliate of one of our lenders to which we are currently indebted. See “Underwriting” in this prospectus supplement.

We are permitted, under the multijurisdictional disclosure system adopted by the United States (“U.S.”) and Canada, to prepare this prospectus supplement and the prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.  Financial statements incorporated by reference in the prospectus have been prepared in accordance with U.S. generally accepted accounting principles, which are referred to as “U.S. GAAP”.

Owning the notes may have tax consequences for you both in the U.S. and Canada. This prospectus supplement and the prospectus may not describe these tax consequences fully. You should read the tax discussion under “Certain Income Tax Considerations” in this prospectus supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors are residents of Canada, that some of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus are residents of Canada and that a substantial portion of our assets and all or a substantial portion of the assets of those officers, directors and experts are located outside of the U.S.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public(1)	Underwriting Commission(2)	Proceeds(3)
Per floating rate note	%	%	%
Per fixed rate note	%	%	%
Total	U.S.$	U.S.$	U.S.$

(1)	The public offering prices set forth above do not include accrued interest, if any.

(2)	The underwriting commission will be paid by the Corporation from the gross proceeds of the offering of notes.

(3)	The offering expenses, other than the underwriting commission, are estimated to be U.S.$ , which will be paid from our general funds.

There is no market through which notes of either series may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See “Risk Factors” in this prospectus supplement and in the prospectus.

The Underwriters, as principals, conditionally offer the notes in the U.S., subject to prior sale, if, as and when issued by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Underwriting” in this prospectus supplement, and subject to the approval of certain legal matters on our behalf by our Canadian legal counsel, Blake, Cassels & Graydon LLP and by our U.S. legal counsel, Mayer Brown LLP and on behalf of the Underwriters by their legal counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP.

The representatives of the Underwriters have advised us that the Underwriters propose to offer each series of notes to the public initially at the public offering price specified above. After the Underwriters have made a reasonable effort to sell all of the notes offered by this prospectus supplement at the prices specified above, the offering price on either series of the notes may be decreased and may be further changed from time to time to an amount not greater than the applicable price specified above. Any such reduction will not affect the proceeds we receive pursuant to the offering. In connection with the offering, the Underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the notes of a series. As a result of such transactions, the price of the notes of a series may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting” in this prospectus supplement.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A, against payment in New York, New York on or about March         , 2023.

Joint Book-Running Managers

BofA Securities	Deutsche Bank Securities	SMBC Nikko

The date of this prospectus supplement is March      , 2023.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

Important Notice about Information in this Prospectus Supplement and the Prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes. The second part, the short form base shelf prospectus dated December 15, 2021, gives more general information, some of which may not apply to the notes. The short form base shelf prospectus is referred to as the “prospectus” in this prospectus supplement. Except on the cover page and in the “Description of the Notes”, and unless the context otherwise requires, all references in this prospectus supplement to “we”, “us”, “our”, “TCPL” or the “Corporation” refer to TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

If the description of the notes or any other information varies between this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in this prospectus supplement or contained in, or incorporated by reference into, the prospectus or in any free writing prospectus we authorize and use in connection with the offering of the notes. We have not, and the Underwriters have not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information, you should not rely on it. We and the Underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the prospectus, as well as the information in any document incorporated by reference into the prospectus previously filed with the SEC and with any securities regulatory authority in Canada, is accurate only as of the respective dates of the applicable documents. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purpose of the offering of notes. Other documents are also incorporated, or deemed to be incorporated, by reference into the prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where To Find More Information” in the prospectus.

Unless otherwise indicated, all financial information included in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, including the financial statements of TC Energy Corporation (“TCE”) incorporated by reference in the prospectus, have been prepared in accordance with U.S. GAAP.

In this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada, and references to “U.S. dollars” and “U.S.$” are to lawful currency of the U.S.

Exchange Rate Data

The following table sets forth certain exchange rates based on the daily exchange rates as reported by the Bank of Canada for the periods noted. Such rates are set forth as U.S. dollars per $1.00 and are the inverse of exchange rates quoted by the Bank of Canada for Canadian dollars per U.S.$1.00. On March 6, 2023, the inverse of the daily exchange rate reported by the Bank of Canada was U.S.$0.7345 per $1.00.

	Year Ended December 31,
	2022	2021	2020
High	0.8031	0.8306	0.7863
Low	0.7217	0.7727	0.6898
Average (1)	0.7692	0.7980	0.7461
Period end	0.7888	0.7888	0.7854

(1)	The average of the exchange rates on the last day of each month during the applicable period.

Forward-Looking Information

This prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus include “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of securities laws, including the “safe harbor” provisions of the Securities Act (Alberta), the Securities Act (Ontario), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). The words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or other similar words are used to identify such forward-looking information. Forward-looking information in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus is intended to provide potential investors with information regarding us, including management’s assessment of our future plans and financial outlook. Forward-looking information in this prospectus supplement includes statements under the headings “Use of Proceeds” and “Underwriting”. Forward-looking information in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus may include, but is not limited to, statements regarding:

•	our financial and operational performance, including the performance of our subsidiaries;

•	expectations about strategies and goals for growth and expansion, including acquisitions;

•	expected cash flows and future financing options available along with portfolio management, including our expectations regarding the size, timing and outcome of the asset divestiture program;

•	expected dividend growth;

•	expected duration of discounted Dividend Reinvestment and Share Purchase Plan;

•	expected access to and cost of capital;

•	expected energy demand levels;

•	expected costs and schedules for planned projects, including projects under construction and in development;

•	expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs;

•	expected regulatory processes and outcomes;

•	statements related to our greenhouse gas emissions reduction goals;

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

•	the expected impact of future tax and accounting changes;

•	the commitments and targets contained in TCE’s 2022 Report on Sustainability and GHG Emissions Reduction Plan; and

•	expected industry, market and economic conditions, including their impact on our customers and suppliers.

This forward-looking information reflects our beliefs and assumptions based on information available to us at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

•	realization of expected benefits from acquisitions, divestitures and energy transition;

•	regulatory decisions and outcomes;

•	planned and unplanned outages and the use of our pipelines, power and storage assets;

•	integrity and reliability of our assets;

•	anticipated construction costs, schedules and completion dates;

•	access to capital markets, including portfolio management;

•	expected industry, market and economic conditions, including the impact of these on our customers and suppliers;

•	inflation rates, commodity and labour prices;

•	interest, tax and foreign exchange rates; and

•	nature and scope of hedging.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

•	realization of expected benefits from acquisitions and divestitures;

•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits;

•	our ability to implement a capital allocation strategy aligned with maximizing shareholder value;

•	the operating performance of our pipelines, power generation and storage assets;

•	amount of capacity sold and rates achieved in our pipeline businesses;

•	the amount of capacity payments and revenues from power generation assets due to plant availability;

•	production levels within supply basins;

•	construction and completion of capital projects;

•	cost and availability of, and inflationary pressures on, labour, equipment and materials;

•	the availability and market prices of commodities;

•	access to capital markets on competitive terms;

•	interest, tax and foreign exchange rates;

•	performance and credit risk of our counterparties;

•	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;

•	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment;

•	our ability to realize the value of tangible assets and contractual recoveries;

•	competition in the businesses in which we operate;

•	unexpected or unusual weather;

•	acts of civil disobedience;

•	cyber security and technological developments;

•	environmental, social and governance related risks;

•	impact of energy transition on our business;

•	economic conditions in North America as well as globally; and

•	global health crises, such as pandemics and epidemics, and the impacts related thereto.

Additional information on these and other factors is discussed in the prospectus and the documents incorporated by reference therein including in the 2022 MD&A (as defined herein) under the headings “Natural Gas Pipelines – Business Risks”, “Liquids Pipelines – Business Risks”, “Power and Energy Solutions – Business Risks” and “Other Information – Enterprise Risk Management”, and in the Annual Information Form (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in the prospectus.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus supplement, the prospectus, or otherwise, and not to use future oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus supplement, the prospectus, or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

Documents Incorporated by Reference

Pursuant to a decision dated January 3, 2019 granted by the Alberta Securities Commission (as principal regulator) and the Ontario Securities Commission pursuant to National Policy 11-203 Process for Exemptive Relief Applications in Multiple Jurisdictions (the “Decision”), the Corporation is not subject to certain continuous disclosure requirements, provided, among other things, that TCE, the company which owns all of the outstanding common shares of the Corporation, complies with its continuous disclosure requirements, including filing its own continuous disclosure documents. The Decision further permits the Corporation to incorporate by reference in the prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by TCE. See “Exemptive Relief” in the prospectus.

Accordingly, we incorporate by reference in the prospectus the documents of TCE listed below, which were filed with the securities commission or other similar authority in each of the provinces and territories of Canada and with the SEC:

(a)	annual information form of TCE for the year ended December 31, 2022 dated February 13, 2023 (the “Annual Information Form”);

(b)	management information circular of TCE dated February 24, 2022 for the annual meeting of shareholders held on April 29, 2022;

(c)	audited consolidated financial statements of TCE as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022, the notes thereto and the auditors’ report thereon; and

(d)	management’s discussion and analysis of financial condition and results of operations of TCE as of and for the year ended December 31, 2022 (the “2022 MD&A”).

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of notes.

Any documents of the type referred to above, including all annual information forms, management information circulars, annual and interim financial statements and management’s discussion and analysis relating thereto, material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information relating to the offering of notes subsequently filed by TCE or the Corporation with the Alberta Securities Commission after the date of this prospectus supplement and prior to the completion of the offering of notes shall be deemed to be incorporated by reference into the prospectus. These documents will be available on SEDAR at www.sedar.com.

In addition, any similar documents TCE files with, or furnishes to, the SEC in its periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with, or furnished to, the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination of the offering of notes, shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports. TCE’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on EDGAR at www.sec.gov.

Any statement contained in this prospectus supplement or in the prospectus, or in any other document (or part thereof) incorporated, or deemed to be incorporated, by reference therein, shall be deemed to be modified or superseded, for the purposes of this prospectus supplement, to the extent that a statement contained herein or therein, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in the prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TC Energy Corporation, 450 – 1 Street S.W. Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000. These documents are also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Where You Can Find More Information

We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 and an amendment thereto relating to the notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included in this prospectus supplement or included or incorporated by reference in the prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and, in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We file annual and quarterly financial information, material change reports, business acquisition reports and other material with the Alberta Securities Commission and with the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. Prospective investors may read and download any public document that we have filed with the Alberta Securities Commission on SEDAR at www.sedar.com. Prospective investors may read and copy any document we have filed with the SEC on EDGAR at www.sec.gov.

Risk Factors

Before making an investment decision, investors should carefully consider the risks and uncertainties described here and under the heading “Risk Factors” in the prospectus and in the Annual Information Form and the 2022 MD&A incorporated by reference in the prospectus. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or an investment in the notes. If any such risks actually occur, an investment in the notes or our business, financial condition and operating results could be materially harmed.

Composition and Characteristics of SOFR

On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified the Secured Overnight Financing Rate (“SOFR”) as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, and has been published by the Federal Reserve Bank of New York since April 2018. The Federal Reserve Bank of New York has also begun publishing historical indicative Secured Overnight Financing Rates from 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.

The composition and characteristics of SOFR are not the same as those of the London Inter-Bank Offered Rate (“LIBOR”), and SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months). As a result, there can be no assurance that SOFR (including Compounded SOFR) will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

Volatility of SOFR

Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR. Although changes in Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the floating rate notes may fluctuate more than floating rate debt securities that are linked to less volatile rates. In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market. The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors in the floating rate notes.

Market Acceptance of SOFR

According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the floating rate notes and the price at which investors can sell the floating rate notes in the secondary market.

In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the floating rate notes, the trading prices of the floating rate notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the floating rate notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the floating rate notes may not be able to sell the floating rate notes at all or may not be able to sell the floating rate notes at a price that will provide them with a yield comparable to a similar investment that has a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

Compounded SOFR Rate and SOFR Index

For each interest period (as defined below), the interest rate on the floating rate notes is based on Compounded SOFR, which is calculated using the SOFR Index (as defined below) published by the Federal Reserve Bank of New York according to the specific formula described under the heading “Description of the Notes – Interest on the Floating Rate Notes – Compounded SOFR” in this prospectus supplement, not the SOFR rate published on or in respect of a particular date during such interest period or an arithmetic average of SOFR rates during such period. For this and other reasons, the interest rate on the floating rate notes during any interest period will not necessarily be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an interest period is negative, its contribution to the SOFR Index will be less than one, resulting in a reduction to Compounded SOFR used to calculate the interest payable on the floating rate notes on the floating rate interest payment date (as defined below) for such interest period.

Limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. In addition, the Federal Reserve Bank of New York only began publishing the SOFR Index on March 2, 2020. Accordingly, the use of the SOFR Index or the specific formula for the Compounded SOFR rate used in the floating rate notes may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the liquidity and market value of the floating rate notes.

Timing of Determination of Compounded SOFR

The level of Compounded SOFR applicable to a particular interest period and, therefore, the amount of interest payable with respect to such interest period will be determined on the Interest Payment Determination Date (as defined below) for such interest period. Because each such date is near the end of the applicable interest period, you will not know the amount of interest payable with respect to a particular interest period until shortly prior to the related floating rate interest payment date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such floating rate interest payment date. In addition, some investors may be unwilling or unable to trade the floating rate notes without changes to their information technology systems, which could adversely impact the liquidity and trading prices of the floating rate notes.

Modification or Discontinuance of the SOFR Index

The SOFR Index is published by the Federal Reserve Bank of New York based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time. There can be no guarantee, particularly given its relatively recent introduction, that the SOFR Index will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the floating rate notes. If the manner in which the SOFR Index is calculated, including the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the floating rate notes and the trading prices of the floating rate notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR Index or SOFR data in its sole discretion and without notice. The interest rate for any interest period will not be adjusted for any modifications or amendments to the SOFR Index or SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that interest period has been determined.

If we or our designee determine that a Benchmark Transition Event and its related Benchmark Replacement Date (as defined below) have occurred in respect of the SOFR Index, then the interest rate on the floating rate notes will no longer be determined by reference to the SOFR Index, but instead will be determined by reference to a different rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement”, as further described under the heading “Description of the Notes – Interest on the Floating Rate Notes – Compounded SOFR” in this prospectus supplement.

If a particular Benchmark Replacement (as defined below) or Benchmark Replacement Adjustment (as defined below) cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (a) the Relevant Governmental Body (as defined below) (such as the ARRC); (b) the International Swaps and Derivatives Association (“ISDA”); or (c) in certain circumstances, us or our designee. In addition, the terms of the floating rate notes expressly authorize us or our designee to make Benchmark Replacement Conforming Changes (as defined below) with respect to, among other things, changes to the definition of “interest period”, the timing and frequency of determining rates and making payments of interest, the rounding of amounts or tenors and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest rate on the floating rate notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the floating rate notes in connection with a Benchmark Transition Event, could adversely affect the value of the floating rate notes, the return on the floating rate notes and the prices at which you can sell the floating rate notes.

In addition: (a) the composition and characteristics of the Benchmark Replacement will not be the same as those of Compounded SOFR, the Benchmark Replacement may not be the economic equivalent of Compounded SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as Compounded SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for Compounded SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which you can sell the floating rate notes); (b) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the floating rate notes; (c) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance; (d) the secondary trading market for floating rate notes linked to the Benchmark Replacement may be limited; and (e) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

Determinations With Respect to the Floating Rate Notes

We or our designee will make certain determinations with respect to the floating rate notes as further described under the heading “Description of the Notes” in this prospectus supplement. For example, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, we or our designee will make certain determinations with respect to the floating rate notes in our or our designee’s sole discretion as further described under the heading “Description of the Notes – Interest on the Floating Rate Notes – Compounded SOFR” in this prospectus supplement. Any determination, decision or election pursuant to the benchmark replacement provisions not made by our designee will be made by us. Any of these determinations may adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which you can sell the floating rate notes. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to Compounded SOFR or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. These potentially subjective determinations may adversely affect the value of the floating rate notes, the return on the floating rate notes and the price at which you can sell the floating rate notes. For further information regarding these types of determinations, see “Description of the Notes – Interest on the Floating Rate Notes – Compounded SOFR” in this prospectus supplement.

Recent Canadian Tax Proposals

On February 4, 2022, the Department of Finance (Canada) released draft amendments to the Income Tax Act (Canada), including limitations intended to address the deductibility of certain interest and financing expenses (the “EIFEL Proposal”). On November 3, 2022, the Department of Finance (Canada) released revisions to the EIFEL Proposal. While the November 3, 2022 draft legislative provisions provided that the EIFEL Proposal would be effective for taxation years beginning on or after October 1, 2023, it is unknown when the EIFEL Proposal may be enacted and if it will be enacted in the current form proposed. We will continue to assess the EIFEL Proposal as it could affect the results of operations, financial condition and cash flows of the Corporation.

TransCanada Pipelines Limited

We operate in three core businesses – Natural Gas Pipelines, Liquids Pipelines and Power and Energy Solutions. In order to provide information that is aligned with how management decisions about our businesses are made and how performance of our businesses is assessed, our results are reflected in five operating segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Power and Energy Solutions. We also have a Corporate segment consisting of corporate and administrative functions that provide governance, financing and other support to our business segments.

TCE’s principal subsidiaries as of December 31, 2022 are indicated in the diagram under the heading “TC Energy Corporation – Intercorporate Relationships” in the Annual Information Form.

Consolidated Capitalization

Pursuant to the Decision, the Corporation is exempt from filing its own annual and interim financial statements and incorporates TCE’s annual and interim financial statements into the prospectus. Other than drawdowns, in the aggregate principal amount of U.S.$2.3 billion, by a wholly-owned subsidiary of the Corporation on its U.S.$1.8 billion senior unsecured term loan and U.S.$500 million senior unsecured credit facility, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since December 31, 2022.

Use of Proceeds

We estimate that the net proceeds to the Corporation from the offering of the notes will be approximately U.S.$ , after deducting the Underwriters’ commission of U.S.$ and the expenses of the offering, which are estimated to be U.S.$ . We intend to use the net proceeds from the offering for general corporate purposes and to reduce short term indebtedness of the Corporation and its affiliates, which short term indebtedness was used to fund the Corporation’s capital program and for general corporate purposes. Pending any such use of the net proceeds, we will invest the net proceeds in short-term marketable debt instruments.

The underwriting commission will be paid by the Corporation from the gross proceeds of the offering of notes. The expenses of the offering will be paid from the general funds of the Corporation.

The Corporation’s overall corporate strategy and major initiatives supporting its strategy are summarized in the 2022 MD&A.

Prior Sales

The Corporation has not sold or issued any U.S.$ denominated senior notes, or securities convertible into senior notes, during the 12-month period prior to the date hereof.

Earnings Coverage

The following financial ratio for TCPL has been calculated on a consolidated basis for the 12-month period ended December 31, 2022 and is based on unaudited financial information of TCPL. The following financial ratio gives pro forma effect to: (a) drawdowns, in the aggregate principal amount of U.S.$2.3 billion, by a wholly-owned subsidiary of the Corporation on its U.S.$1.8 billion senior unsecured term loan and U.S.$500 million senior unsecured credit facility; and (b) the issuance of the notes, as described in this prospectus supplement, and the intended use of proceeds therefrom (such adjustments being collectively referred to as the “Post-December 31, 2022 Adjustments”). Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2022 would not materially affect the ratio set forth below and, as a result, have not been made.

December 31, 2022
Earnings coverage on long-term debt and current liabilities	times(1)

(1)	TCPL’s interest obligations for the 12-month period ended December 31, 2022, after giving effect to the Post-December 31, 2022 Adjustments, amounted to approximately $ . TCPL’s earnings before interest expense and income taxes amounted to approximately $3,929 million for the 12-month period ended December 31, 2022, which is times TCPL’s interest requirements for that period.

Description of the Notes

The notes will be issued in two series under the second amended and restated debt indenture, dated as of September 15, 2010, as supplemented or amended from time to time, between the Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Indenture”). The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture. A copy of the Indenture is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following description of the terms of the notes offered hereby supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of debt securities set forth under the heading “Description of Debt Securities” in the prospectus, and should be read in conjunction with that description. References in this “Description of the Notes” to “we”, “us”, “our”, “TCPL” or the “Corporation” refer to TransCanada PipeLines Limited and not to any of its parent, subsidiaries, partnership interests or joint venture investments.

General

The trustee under the Indenture shall be referred to herein as the “Trustee”, which term shall include, unless the context otherwise requires, its successors and assigns. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture. The term “debt securities”, as used in this prospectus supplement, refers to all debt securities issued and issuable from time to time under the Indenture and includes the notes.

The floating rate notes will be issued under the Indenture in an aggregate principal amount of U.S.$        . The fixed rate notes will be issued under the Indenture in an aggregate principal amount of U.S.$        . The floating rate notes will mature on       , 20       and the fixed rate notes will mature on        , 20       .

We may from time to time, without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes in all respects so that the new notes may be consolidated and form a single series with the floating rate notes or the fixed rate notes, as applicable, and have the same terms as to status, redemption and otherwise as the applicable series of notes issued under this prospectus supplement.

The notes will be our direct unsecured obligations issued under the Indenture and will rank equally with all of our other unsecured and unsubordinated indebtedness other than preferred claims imposed by operation of law. In addition, our business operations are conducted in part through our subsidiaries and through joint ventures. As a result, the notes will be effectively subordinated to all existing and future liabilities of our subsidiaries and joint ventures. As at December 31, 2022, as determined under U.S. GAAP, the total long-term debt (excluding guarantees and intercompany obligations between us and our subsidiaries) of our wholly-owned subsidiaries was, in aggregate principal amount, approximately $6.7 billion. At December 31, 2022, as determined under U.S. GAAP, our total consolidated long-term debt, junior subordinated notes and long-term debt due within one year was, in aggregate principal amount, approximately $52.3 billion. There are no terms of the Indenture that limit our or our subsidiaries’ or joint ventures’ ability to incur additional indebtedness, including, in the case of us and our subsidiaries and joint ventures, indebtedness that ranks, either effectively or by contract, senior to the notes. See “Description of Debt Securities – Unsubordinated Debt” and “Description of Debt Securities – Certain Covenants of the Corporation” in the prospectus.

The notes will be denominated in U.S. dollars and payments of principal (and premium, if any) and interest on the notes will be paid in U.S. dollars in the manner and on the terms set out in the Indenture. Payments of principal of, and premium, if any, and interest on, the notes will be made by us through the Trustee to the Depositary (as defined herein). See “– Book-Entry System”.

Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

The notes will not be entitled to any benefits of a sinking fund.

For the purposes of the notes, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Interest on the Floating Rate Notes

General

Interest on the floating rate notes will accrue at a rate equivalent to Compounded SOFR plus        % per annum. Interest on the floating rate notes will accrue from        , 2023 or from the immediately preceding floating rate interest payment date to which interest has been paid. Interest on the floating rate notes will be payable quarterly on         ,         ,        and         of each year (each such date being a “floating rate interest payment date”), to the persons in whose names the floating rate notes are registered at the close of business on the preceding         ,         ,        or        , respectively. The first floating rate interest payment date shall occur on        , 2023. Interest on the floating rate notes will be calculated on the basis of a 360-day year and the actual number of days in the Observation Period (as defined below).

If any floating rate interest payment date would otherwise be a day that is not a business day, we will make the interest payment on the next succeeding business day, unless such next succeeding business day is in the next succeeding calendar month, in which case (other than the maturity date) we will make the interest payment on the immediately preceding business day. If an interest payment is made on the next succeeding business day, no interest will accrue as a result of the delay in payment. If a maturity date or a redemption date for the floating rate notes falls on a day that is not a business day, the payment due on such date will be postponed to the next succeeding business day, and no further interest will accrue in respect of such postponement.

As further described herein, on each Interest Payment Determination Date, the calculation agent will calculate the amount of accrued interest payable on the floating rate notes for the applicable interest period by multiplying (a) the outstanding principal amount of the floating rate notes by (b) the product of (i) the interest rate for the relevant interest period multiplied by (ii) the quotient of the actual number of calendar days in such Observation Period divided by 360. In no event will the interest on the floating rate notes be less than zero.

The term “interest period” means: (a) the period commencing on any floating rate interest payment date (or with respect to the initial interest period only, commencing on        , 2023) to but excluding the next succeeding floating rate interest payment date; (b) in the case of the last such period, from and including the floating rate interest payment date immediately preceding the maturity date to but excluding such maturity date; or (c) in the event of any redemption of any floating rate notes, from and including the floating rate interest payment date immediately preceding the redemption date to but excluding the redemption date.

Secured Overnight Financing Rate and the SOFR Index

SOFR is published by the Federal Reserve Bank of New York and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities.

The SOFR Index is published by the Federal Reserve Bank of New York and measures the cumulative impact of compounding SOFR on a unit of investment over time, with the initial value set to 1.00000000 on April 2, 2018, the first value date of SOFR. The SOFR Index value reflects the effect of compounding SOFR each business day and allows the calculation of compounded SOFR averages over custom time periods.

The Federal Reserve Bank of New York notes on its publication page for the SOFR Index that use of the SOFR Index is subject to important limitations, indemnification obligations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time without notice. The interest rate for any interest period will not be adjusted for any modifications or amendments to the SOFR Index or SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that interest period has been determined.

Compounded SOFR

“Compounded SOFR” will be determined by the calculation agent in accordance with the following formula (and the resulting percentage will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point):

where:

“SOFR IndexStart” equals, for periods other than the initial interest period, the SOFR Index value on the preceding Interest Payment Determination Date, and, for the initial interest period, the SOFR Index value on         , 2023;

“SOFR IndexEnd” equals the SOFR Index value on the Interest Payment Determination Date relating to the applicable floating rate interest payment date (or in the final interest period, relating to the maturity date); and

“dc” is the number of calendar days in the relevant Observation Period.

For purposes of determining Compounded SOFR,

“Interest Payment Determination Date” means, in respect of any floating rate interest payment date, the date that is two U.S. Government Securities Business Days before such floating rate interest payment date.

“Observation Period” means, in respect of each interest period, the period from, and including, the date that is two U.S. Government Securities Business Days preceding the first date in such interest period to, but excluding, the date that is two U.S. Government Securities Business Days preceding the floating rate interest payment date for such interest period (or in the final interest period, preceding the maturity date).

“SOFR Index” means, with respect to any U.S. Government Securities Business Day:

(a)	the SOFR Index value as published by the SOFR Administrator as such index appears on the SOFR Administrator’s Website at 3:00 p.m. (New York time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”); provided that

(b)	if a SOFR Index value does not so appear as specified in (a) above at the SOFR Index Determination Time, then: (i) if a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “SOFR Index Unavailable Provisions” described below; or (ii) if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “Effect of Benchmark Transition Event” provisions described below.

“SOFR” means the daily secured overnight financing rate as provided by the SOFR Administrator on the SOFR Administrator’s Website.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of SOFR).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source.

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Notwithstanding anything to the contrary in the documentation relating to the floating rate notes, if we or our designee determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to determining Compounded SOFR, then the benchmark replacement provisions set forth below under “—Effect of Benchmark Transition Event” will thereafter apply to all determinations of the rate of interest payable on the floating rate notes.

For the avoidance of doubt, in accordance with the benchmark replacement provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate for each interest period on the floating rate notes will be an annual rate equal to the sum of the Benchmark Replacement and the margin.

SOFR Index Unavailable Provisions

If a SOFR IndexStart or SOFR IndexEnd is not published on an Interest Payment Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, “Compounded SOFR” means, for the applicable interest period for which such index is not available, the rate of return on a daily compounded interest investment calculated in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator’s Website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If SOFR does not so appear for any day, “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator’s Website.

Effect of Benchmark Transition Event

Benchmark Replacement

If we or our designee determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time (as defined below) in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the floating rate notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes

In connection with the implementation of a Benchmark Replacement, we or our designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Decisions and Determinations

Any determination, decision or election that may be made by us or our designee pursuant to the benchmark replacement provisions described herein, including any determination with respect to tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error;

•	if made by us, will be made in our sole discretion;

•	if made by our designee, will be made after consultation with us, and such designee will not make any such determination, decision or election to which we object; and

•	notwithstanding anything to the contrary in this prospectus supplement and the prospectus relating to the floating rate notes, shall become effective without consent from the holders of the floating rate notes or any other party.

Any determination, decision or election pursuant to the benchmark replacement provisions shall be made by us or our designee (which may be our affiliate but in no event shall be the initial calculation agent or the Trustee) on the basis as described above. The calculation agent shall have no liability for not making any such determination, decision or election.

Certain Defined Terms

“Benchmark” means, initially, Compounded SOFR, as such term is defined above; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (or the published SOFR Index used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us or our designee as of the Benchmark Replacement Date:

(a)	the sum of: (i) an alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark; and (ii) the Benchmark Replacement Adjustment;

(b)	the sum of: (i) the ISDA Fallback Rate; and (ii) the Benchmark Replacement Adjustment; or

(c)	the sum of: (i) the alternate rate of interest that has been selected by us or our designee as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar denominated floating rate notes at such time; and (ii) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or our designee as of the Benchmark Replacement Date:

(a)	the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(b)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(c)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or our designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions or interpretations of interest period, the timing and frequency of determining rates and making payments of interest, the rounding of amounts or tenors, and other administrative matters) that we or our designee decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or our designee decides that adoption of any portion of such market practice is not administratively feasible or if we or our designee determines that no market practice for use of the Benchmark Replacement exists, in such other manner as we or our designee determines is reasonably practicable).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including any daily published component used in the calculation thereof):

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (a) the date of the public statement or publication of information referenced therein; and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event”, the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(a)	a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark (or such component), which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means: (a) if the Benchmark is Compounded SOFR, the SOFR Index Determination Time, as such time is defined above; and (b) if the Benchmark is not Compounded SOFR, the time determined by us or our designee in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

The interest rate and amount of interest to be paid on the floating rate notes for each interest period will be determined by the calculation agent. The Bank of New York Mellon will serve as our calculation agent. All determinations made by the calculation agent shall, in the absence of manifest error, be conclusive for all purposes and binding on us and the holders of the floating rate notes. So long as Compounded SOFR is required to be determined with respect to the floating rate notes, there will at all times be a calculation agent. In the event that any then acting calculation agent shall be unable or unwilling to act, or that such calculation agent shall fail duly to establish Compounded SOFR for any interest period, or we propose to remove such calculation agent, we shall appoint another calculation agent.

Neither the Trustee nor the calculation agent shall be under any obligation: (a) to monitor, determine or verify the unavailability or cessation of SOFR or the SOFR Index, or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event or related Benchmark Replacement Date; (b) to select, determine or designate any Benchmark Replacement, or other successor or replacement benchmark index, or whether any conditions to the designation of such a rate or index have been satisfied; (c) to select, determine or designate any Benchmark Replacement Adjustment, or other modifier to any replacement or successor index; or (d) to determine whether or what Benchmark Replacement Conforming Changes are necessary or advisable, if any, in connection with any of the foregoing.

Neither the Trustee nor the calculation agent shall be liable for any inability, failure or delay on its part to perform any of its duties set forth in this prospectus supplement as a result of the unavailability of SOFR, the SOFR Index or other applicable Benchmark Replacement, including as a result of any failure, inability, delay, error or inaccuracy on the part of any other transaction party in providing any direction, instruction, notice or information required or contemplated by the terms of this prospectus supplement and reasonably required for the performance of such duties.

Interest on the Fixed Rate Notes

Interest on the fixed rate notes will accrue at the rate of          % per annum. Interest on the fixed rate notes will accrue from          , 2023 and will be payable semi-annually on           and           of each year, commencing          , 2023 (each such date being a “fixed rate interest payment date” and, together with each floating rate interest payment date, an “interest payment date”), to the persons in whose names the fixed rate notes are registered at the close of business on the preceding       or       , respectively. The first fixed rate interest payment date shall occur on          , 2023. Interest on the fixed rate notes will be calculated on the basis of a 360-day year of twelve 30-day months.

If any fixed rate interest payment date, the maturity date of the fixed rate notes or earlier date of redemption falls on a day that is not a business day, the related payment will be postponed to the next succeeding business day and no interest on such payment shall accrue for the period from and after such fixed rate interest payment date, maturity date or date of redemption, as the case may be.

Optional Redemption

Floating Rate Notes

At any time on or after          , 20       (the “Par Call Date”), we may redeem the floating rate notes, in whole or in part, at our option at any time or from time to time, at a redemption price equal to 100% of the principal amount of the floating rate notes to be redeemed, plus accrued interest thereon to the date of redemption.

Notice of any redemption will be sent at least 15 days, but not more than 60 days, before the redemption date to each holder of the floating rate notes to be redeemed.

In the case of a partial redemption of the floating rate notes, selection of floating rate notes for redemption will be made by the Trustee (subject to the procedures of the depository for the floating rate notes). If the floating rate notes are redeemed in part, the notice of redemption shall provide for the principal amount to be redeemed. The floating rate notes may be redeemed in multiples equal to the minimum authorized denominations for the floating rate notes or any multiples thereof.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the floating rate notes or portions of the floating rate notes called for redemption.

Fixed Rate Notes

Prior to the Par Call Date, we may redeem the fixed rate notes, in whole or in part, at our option at any time or from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of the fixed rate notes to be redeemed; and

•	as determined by the Quotation Agent (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest on the fixed rate notes to be redeemed (assuming that the fixed rate notes matured on the Par Call Date), not including any portion of the payments of interest accrued as of the date of redemption, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein) plus basis points, plus, in either case, accrued interest thereon to the date of redemption.

On or after the Par Call Date, we may redeem the fixed rate notes, in whole or in part, at our option at any time or from time to time at a redemption price equal to 100% of the principal amount of the fixed rate notes to be redeemed, plus accrued interest thereon to the date of redemption.

Notice of any redemption will be sent at least 15 days, but not more than 60 days, before the redemption date to each holder of the fixed rate notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the fixed rate notes or portions of the fixed rate notes called for redemption.

In the case of a partial redemption of the fixed rate notes, selection of fixed rate notes for redemption will be made by the Trustee (subject to the procedures of the depository for the fixed rate notes). If the fixed rate notes are redeemed in part, the notice of redemption shall provide for the principal amount to be redeemed. The fixed rate notes may be redeemed in multiples equal to the minimum authorized denominations for the fixed rate notes or any multiples thereof.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the fixed rate notes to be redeemed (assuming, for such purpose, that the fixed rate notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the fixed rate notes.

“Comparable Treasury Price” means, with respect to any redemption date: (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations; or (b) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such Reference Treasury Dealer Quotations.

“Quotation Agent” means one of the Reference Treasury Dealers appointed by the Corporation.

“Reference Treasury Dealer” means BofA Securities, Inc. and Deutsche Bank Securities Inc. plus three other entities or their affiliates which are primary U.S.Government securities dealers and their respective successors, provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S.Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

Book-Entry System

Upon issuance, each series of the notes will be represented by one or more fully registered global securities (the “Global Securities”) registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the “Depositary”)), or such other name as may be requested by an authorized representative of the Depositary. The authorized denominations of each note will be U.S.$1,000 and integral multiples thereof. The provisions set forth under “Description of Debt Securities – Global Securities” in the prospectus will be applicable to the notes. Accordingly, notes may be transferred or exchanged only through the Depositary and its participants. Except as described under “Description of Debt Securities – Global Securities” in the prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form.

Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Holders of notes may elect to hold interests in the notes in global form through either the Depositary in the U.S. or Clearstream Banking, S.A. (“Clearstream”), or Euroclear Bank SA/NV (“Euroclear”), if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary.

Each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the notes.

The following is based on information furnished by the Depositary:

The Depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds and provides asset servicing for U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that participants in the depository service of the Depositary (“Participants”) deposit with the Depositary. The Depositary also facilitates the post-trade settlement among Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Participants’ accounts. These Participants (“Direct Participants”) include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Indirect access to the Depositary’s system is also available to other entities such as banks, brokers, dealers and trust companies (“Indirect Participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the SEC.

Purchases of the notes under the Depositary’s system must be made by or through Direct Participants, which will receive a credit for such notes on the Depositary’s records. The ownership interest of each actual purchaser of each note represented by a Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the notes will not receive notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

To facilitate subsequent transfers, the Global Securities representing the notes which are deposited with the Depositary are registered in the name of the Depositary’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the notes; the Depositary’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the Global Securities representing the notes. Under its usual procedures, the Depositary mails an “omnibus proxy” to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the Global Securities representing the notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary). The Depositary’s practice is to credit Direct Participants’ accounts upon the Depositary’s receipt of funds and corresponding detailed information from us or the applicable Trustee, on the applicable payment date in accordance with their respective holdings shown on the Depositary’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such Participant and not of the Depositary, the applicable Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of us or the applicable Trustee (provided it has received funds from us), disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, notes in definitive form will be printed and delivered.

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream participants”) and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the Depositary for Clearstream.

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV under contract with Euroclear plc, a United Kingdom corporation. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with Euroclear’s terms and conditions and operating procedures and applicable Belgian law, to the extent received by the U.S. depositary for Euroclear.

The information in this section concerning the Depositary and the Depositary’s book-entry system, Clearstream and Euroclear has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary, Clearstream and Euroclear.

Certain Income Tax Considerations

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes by U.S. Holders (as defined herein). The summary is for general information only and is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated or proposed thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect). The U.S. federal income tax treatment of a U.S. Holder may vary depending upon the particular situation of the U.S. Holder. Certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, banks, financial institutions, persons subject to the alternative minimum tax, U.S. persons whose functional currency is not the U.S. dollar, traders in securities that elect mark-to-market accounting treatment, broker dealers in securities, or U.S. Holders that will hold the notes as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction, or other integrated investment comprised of the notes and one or more other investments, regulated investment companies and U.S. expatriates) may be subject to special rules not discussed below. This discussion does not address any considerations relating to any requirement for certain holders to accelerate the recognition of any item of gross income with respect to the notes as a result of such income being recognized on an “applicable financial statement”. The following summary is applicable only to purchasers of the notes on original issue at the issue price and does not address other purchasers. In addition, the summary is limited to investors that will hold the notes as “capital assets” within the meaning of Section 1221 of the Code. The discussion below also does not address estate, gift or alternative minimum tax consequences or the effect of any state, local or non-U.S. law on a holder of the notes. Recent proposed changes to U.S. tax laws being considered by the U.S. Congress could affect the tax treatment discussed below.

This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”) and we have not sought and will not seek any ruling from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions that are different from those below or that a U.S. court will not sustain such a challenge.

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is:

•	an individual who is a citizen or resident of the U.S. as determined for U.S. federal income tax purposes;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate that is subject to U.S. federal income taxation without regard to the source of its income; or

•	a trust if, in general, (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has made a valid election to be treated as a U.S. person.

If a partnership (including any other pass-through entity for U.S. federal income tax purposes) holds notes, the tax treatment of a partner or other owner of the entity generally will depend on the status of the partner or other owner and the activities of the partnership or other entity. If you are a partner in a partnership or other owner of a pass-through entity, you are urged to consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of the notes.

The summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Each holder of the notes should consult a tax advisor as to the particular tax consequences to such holder of holding the notes, including the applicability and effect of any state, local or non-U.S. tax laws or the effect of proposed legislative changes to U.S. tax laws.

Payments of Interest

Each payment of interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources without the U.S. and will be “passive category income” for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. The rules governing the foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Original Issue Discount

The notes may be issued with original issue discount (“OID”) for U.S. federal income tax purposes. In such event, U.S. Holders generally will be required to include such OID in gross income (as ordinary income) for U.S. federal income tax purposes on an annual basis under a constant yield accrual method regardless of their regular method of accounting for U.S. federal income tax purposes. As a result, U.S. Holders will generally include any OID in income in advance of the receipt of cash attributable to such income.

The notes will be treated as issued with OID if the stated principal amount of the notes exceeds their issue price by an amount equal to or greater than a statutorily defined de minimis amount (generally, 0.0025 multiplied by the stated principal amount and the number of complete years to maturity from the issue date).

In the event that the notes are issued with OID, the amount of OID with respect to a note of such series includible in income by a U.S. Holder is the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion thereof in which such U.S. Holder holds such note. A daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued in such period. The accrual period of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period. The amount of OID that accrues with respect to any accrual period is the excess of (a) the product of the note’s “adjusted issue price” at the beginning of such accrual period and its “yield to maturity”, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period, over (b) the amount of stated interest allocable to such accrual period. The adjusted issue price of a note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period and decreased by any payments other than stated interest. The yield to maturity of a note is the discount rate that, when used in computing the present value of all principal and interest payments to be made under the note, produces an amount equal to the issue price of the note.

Sale, Retirement or Other Taxable Disposition of the Notes

A U.S. Holder will recognize a gain or loss on the sale, retirement or other taxable disposition of a note equal to the difference between the amount realized on the sale or retirement (except to the extent of accrued and unpaid interest, which will be taxable as ordinary interest income) and the U.S. Holder’s tax basis in the note (generally, the price the U.S. Holder paid for the note) plus any amounts of accrued OID, if the notes are issued with OID. As a general rule, such gain or loss recognized on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the note was held for more than one year. Such income or loss will generally constitute income or loss from sources within the U.S. for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

For non-corporate U.S. Holders, including individuals, long-term capital gains generally are taxed at a lower rate than ordinary income. The deductibility of capital losses is subject to limitations.

Backup Withholding and Reporting Obligations

A U.S. Holder may be subject to backup withholding (currently at a rate of 24%) with respect to payments of interest made on the note, or the proceeds of a sale, exchange or retirement of the note, unless such U.S. Holder (a) qualifies under one of several exemptions, one of which covers most corporations, and, when required, certifies to this fact or (b) provides a correct U.S. taxpayer identification number, certifies, under penalties of perjury, that such U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and any amount withheld will be credited against a U.S. Holder’s U.S. federal income tax liability or refunded to the extent it exceeds such liability, provided the required information is timely furnished to the IRS. You are urged to consult your tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Tax Return Disclosure Requirements

Certain U.S. Holders that hold “specified foreign financial assets” are generally required to attach to their annual returns a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets (and can be subject to substantial penalties for failure to file). The definition of “specified foreign financial assets” includes not only a financial account maintained by a foreign financial institution, such as a financial account in which notes are held, but also, if held for investment and not held in an account maintained by a financial institution, any securities issued by a non-U.S. person, such as the notes. You may be subject to these reporting requirements with respect to your notes or the account in which your notes are held unless your notes are held in an account at a domestic financial institution. You are urged to consult your own tax advisors regarding the possible reporting requirements with respect to your investment in the notes and the penalties for non-compliance.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, are required to pay an additional 3.8% tax on their “net investment income” (or in the case of an estate or trust, “undistributed net investment income”), which includes, among other items, interest income and capital gains from the sale or other disposition of a note, subject to certain limitations and exceptions. You are urged to consult your own tax advisor regarding the effect, if any, of this tax on your ownership and disposition of the notes.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. U.S. Holders should consult their tax advisors regarding the tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, non-U.S. and other tax laws.

Certain Canadian Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations generally applicable, as of the date of this prospectus supplement, to the acquisition, holding, disposition and redemption of the notes. The summary only addresses the tax consequences to purchasers who acquire the notes as beneficial owners on their original issue pursuant to this prospectus supplement and who, at all relevant times and for the purposes of the Income Tax Act (Canada) and the Income Tax Regulations (Canada) (collectively, the “Canada Tax Act”) and any applicable tax treaty or convention: (i) are not resident (and are not deemed to be resident) in Canada; (ii) do not use or hold and are not deemed to use or hold the notes in, or in the course of, carrying on business in Canada; (iii) deal at arm’s length and are not affiliated with the Corporation, the Underwriters and with any other transferee resident (or deemed to be resident) in Canada to whom the purchaser assigns or otherwise transfers, or is deemed to transfer, the notes; (iv) are not a “specified non-resident shareholder” of the Corporation and deal at arm’s length with “specified shareholders” of the Corporation within the meaning of subsection 18(5) of the Canada Tax Act; and (v) are entitled to receive all payments made in respect of the notes (including all principal, interest and premium, if any) (“Non-Resident Holders”). Special rules which apply to non-resident insurers carrying on business in Canada and/or elsewhere are not disclosed in this summary, and such purchasers should obtain independent advice as to the tax consequences of acquiring, holding and disposing of the notes.

This summary assumes that no amount paid or payable on the notes as, or on account or in lieu of payment of, interest (including amounts deemed to be interest) will be in respect of a debt or other obligation to pay an amount to a person with whom the Corporation does not deal at arm’s length, within the meaning of the Canada Tax Act.

This summary is based upon the facts set out in this prospectus supplement, the current provisions of the Canada Tax Act, all specific proposals (the “Tax Proposals”) to amend the Canada Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency published in writing prior to the date hereof and made publicly available. This summary is not exhaustive of all possible Canadian federal income tax considerations and assumes that the Tax Proposals will be enacted as currently proposed, but does not otherwise take into account or anticipate any changes in law or in the assessment and administrative practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province or territory of Canada or any non-Canadian jurisdiction.

This summary does not address the possible application of the “hybrid mismatch arrangement” rules included in Tax Proposals released on April 29, 2022 to a Non-Resident Holder: (a) that disposes of a note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in such Tax Proposals) with respect to the Non-Resident Holder or in respect of which the Non-Resident Holder is a “specified entity”; (b) that disposes of a note under, or in connection with, a “structured arrangement” (as defined in such Tax Proposals); or (c) in respect of which the Corporation or any of the Underwriters is a “specified entity”. Such Non-Resident Holders should consult their own tax advisors.

Under the Canada Tax Act, no Canadian tax will be required to be deducted or withheld from amounts paid or credited or deemed by the Canada Tax Act to be paid or credited to a Non-Resident Holder by the Corporation as, on account or in lieu of payment of, or in satisfaction of interest, principal or premium on the notes.

A Non-Resident Holder who disposes of a note (including on a redemption, payment on maturity, or repurchase) will not be subject to tax in Canada with respect to any capital gain realized on the disposition of the note.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. This summary is not exhaustive of all Canadian federal income tax considerations. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder’s particular circumstances. Prospective Non-Resident Holders should consult their own Canadian tax advisers with respect to the Canadian income tax consequences of purchasing and holding the notes pursuant to this offering.

Underwriting

Pursuant to an underwriting agreement (the “Underwriting Agreement”) dated March  , 2023 between us and the Underwriters, for whom BofA Securities, Inc., Deutsche Bank Securities Inc. and SMBC Nikko Securities America, Inc. are acting as representatives, we have agreed to sell to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from us, as principals, subject to the terms and conditions of the Underwriting Agreement, the following respective principal amounts of each series of notes listed opposite their names below.

Underwriters	Principal Amount of Floating Rate Notes	Principal Amount of Fixed Rate Notes
BofA Securities, Inc.	U.S.$	U.S.$
Deutsche Bank Securities Inc.	U.S.$	U.S.$
SMBC Nikko Securities America, Inc.	U.S.$	U.S.$
Total	U.S.$	U.S.$

The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the offering of notes, we will pay the Underwriters a commission equal to        % of the principal amount of notes sold pursuant to the offering, for an aggregate commission payable by us of U.S.$        . The Underwriters’ commission is payable on the closing of the offering. The offering expenses payable by us, other than the underwriting commission, are estimated to be U.S.$        and will be paid by us from the general funds of the Corporation.

The terms of the offering were established through negotiations between us and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion, subject to certain conditions, following a suspension of trading on certain stock exchanges, a banking moratorium, an outbreak or escalation of hostilities or a declaration by the U.S. or Canada of a national emergency or war, or other calamity or crisis affecting financial markets such as to make it, in the sole judgment of the representatives of the Underwriters, impractical or inadvisable to proceed with the offering, sale or delivery of the notes as contemplated by this prospectus supplement, and upon the occurrence of certain stated events.

If an Underwriter fails to purchase the notes which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such notes, provided that, if the aggregate principal amount of notes not purchased is less than or equal to 10% of the aggregate principal amount of notes agreed to be purchased by the Underwriters, then each of the Underwriters is obligated to purchase severally the aggregate principal amount of notes not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all notes if any notes are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that we will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

Subscriptions for the notes will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The representatives of the Underwriters have advised us that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

This prospectus supplement qualifies the distribution of the notes in the Province of Alberta solely for the purpose of registering the notes in the U.S. pursuant to the multi-jurisdictional disclosure system adopted in the U.S. and Canada. This prospectus supplement does not qualify the notes for distribution to purchasers in Canada, or to residents of Canada. Pursuant to the Underwriting Agreement, each Underwriter has agreed, severally and not jointly, that it will not, to the best of its knowledge, after reasonable inquiry, distribute the notes to a purchaser resident in Canada, and that any sub-underwriting, banking group or selling group agreement or similar agreement with respect to the notes will include a comparable provision.

Commissions and Discounts

The representatives of the Underwriters have advised us that the Underwriters propose to offer each series of notes to the public initially at the public offering price specified on the cover page of this prospectus supplement and to dealers at a price that represents a concession not in excess of % of the principal amount of the floating rate notes and % of the principal amount of the fixed rate notes. The Underwriters may allow, and these dealers may re-allow, a concession of not more than % of the principal amount of the floating rate notes and % of the principal amount of the fixed rate notes to other dealers. After the Underwriters have made a reasonable effort to sell all of the notes offered by this prospectus supplement at the prices specified herein, the offering price on either series of the notes may be decreased and may be further changed from time to time to an amount not greater than the applicable price specified on the cover page of this prospectus supplement. Thus, the price paid for notes of a particular series may vary from purchaser to purchaser and may vary during the period of distribution. In the event the offering price of either series of the notes is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for such notes is less than the gross proceeds paid by the Underwriters to us for such notes. Any such reduction will therefore not affect the proceeds we receive.

New Issue of Notes

Each series of the notes is a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in either series of the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for either series of the notes or that an active public market for either series of the notes will develop. If an active public trading market for a series of the notes does not develop, the market price and liquidity of such notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the Underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater principal amount of notes than they are required to purchase in the offering. The Underwriters may close out any short position by purchasing notes in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the notes of a series in the open market prior to the completion of the offering. Stabilizing transactions consist of various bids for or purchases of the notes of a series made by the Underwriters in the open market prior to the completion of the offering. The Underwriters may also impose a penalty bid, which occurs when a particular Underwriter repays to the other Underwriters a portion of the underwriting commission received by it because the representatives of the Underwriters have repurchased notes of a series sold by or for the account of that Underwriter in stabilizing or short covering transactions. Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes of a series. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes of a series. As a result, the price of the notes of a series may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise. Such transactions, if commenced, may be discontinued at any time.

Relationship Between Us and Certain Underwriters

Certain of the Underwriters and their respective affiliates have, from time to time, performed, and in the future may perform, commercial and investment banking and advisory services for us for which they have received or will receive customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

Each of the Underwriters is, directly or indirectly, a subsidiary or an affiliate of a lender (collectively, the “Lenders”) which has extended credit facilities (collectively, the “Facilities”) to us or our subsidiaries and to which we or our subsidiaries are currently indebted. Accordingly, we may be considered to be a “connected issuer” of each of the Underwriters under applicable Canadian securities legislation. As at March 6, 2023, we and our subsidiaries were indebted to the Lenders under the Facilities in the aggregate amount of approximately U.S.$2,315.9 million. As of the date hereof, we and our subsidiaries are in compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any breach by us or our subsidiaries of those agreements since the Facilities were established. Our financial position has not changed substantially and adversely since the indebtedness under the Facilities was incurred.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

As a consequence of their participation in the offering of notes, the Underwriters will be entitled to share in the underwriting commissions relating to the offering.

The decision to distribute the notes hereunder and the determination of the terms of the offering were made through negotiations between us and the Underwriters. None of the Lenders has been or will be involved in the decision to offer the notes and none has been or will be involved in the determination of the terms of any distribution of the notes.

Conflicts of Interest

Proceeds from the sale of the notes may be used to reduce indebtedness which we or our subsidiaries may have with one or more Lenders which are related to an Underwriter or may be invested in short-term marketable debt instruments, including of or with the Underwriters or their affiliates. See “Use of Proceeds” in this prospectus supplement. As a result, one or more of such Underwriters or their affiliates may receive more than 5% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering because the conditions of Rule 5121(a)(1)(C) are satisfied.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPS Regulation.

Each Underwriter has represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the European Economic Area. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II, (ii) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in the Prospectus Regulation, and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes.

Notice to Prospective Investors in the United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

This prospectus supplement and the prospectus and any other material in relation to the notes described herein are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors as defined in the UK Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any notes may otherwise lawfully be communicated or cause to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This prospectus supplement, the prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

No invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may be communicated or caused to be communicated except in circumstances in which Section 21(1) of the FSMA does not apply to us or the Underwriters. In addition, all applicable provisions of the FSMA must be complied with in relation to anything done to the notes in, from or otherwise involving the United Kingdom.

Each Underwriter has represented and agreed that:

(a)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation.

Notice to Prospective Investors in Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Hong Kong

Each Underwriter (i) has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than:

(a)	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

(b)	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a.	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA, except:

i.	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Corporation has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Legal Matters

Certain matters relating to the issue and sale of the notes will be passed upon on our behalf by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and by Mayer Brown LLP, as to matters of U.S. law. Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP as to matters of Canadian law. The statements under “Certain Income Tax Considerations – Certain Canadian Income Tax Considerations” are set forth herein in reliance upon the opinion of Blake, Cassels & Graydon LLP. The statements under “Certain Income Tax Considerations – Certain U.S. Federal Income Tax Considerations” are set forth herein in reliance upon the opinion of Mayer Brown LLP. In addition, certain legal matters in connection with the offering will be passed upon on behalf of the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Experts

The audited consolidated financial statements of TCE as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, have been incorporated by reference in the prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference in the prospectus and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

Interest of Experts

As at the date of this prospectus supplement, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or TCE. In connection with the audit of TCE’s annual financial statements for the year ended December 31, 2022, KPMG LLP confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation and TCE under all relevant U.S. professional and regulatory standards.

Base Shelf Prospectus

TRANSCANADA PIPELINES LIMITED

US$4,000,000,000

Debt Securities

TransCanada PipeLines Limited (“TCPL” or the “Corporation”) may from time to time offer and issue unsecured debt securities (the “debt securities”) up to an aggregate initial offering price of US$4,000,000,000 or the equivalent in other currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Corporation at the time of offering.

The specific terms of any offering of debt securities will be set forth in one or more shelf prospectus supplements (each, a “Prospectus Supplement”) including, where applicable, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to the Corporation’s other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A Prospectus Supplement may include other specific terms pertaining to the debt securities generally, or to any particular debt securities, that are not prohibited by the parameters set forth in this prospectus.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the debt securities to which such Prospectus Supplement pertains.

TCPL may sell the debt securities to or through underwriters or dealers purchasing as principals and may also sell the debt securities to one or more purchasers directly or through agents. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of debt securities will identify each underwriter, dealer or agent, as the case may be, engaged by TCPL in connection with the offering and sale of the debt securities, and will set forth the terms of the offering of such debt securities, including the method of distribution of such debt securities, the proceeds to TCPL and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. The debt securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada. Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of debt securities will be a new issue of debt securities with no established trading market. The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If debt securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for the debt securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to TCPL. See “Plan of Distribution”.

In connection with any offering of debt securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution.”

TCPL’s head office and registered office is located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of these debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See “Risk Factors” as well as the “Risk Factors” section of the applicable Prospectus Supplement.

We are permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States (“U.S.”), to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.

You should be aware that the acquisition of the debt securities described herein may have tax consequences both in the U.S. and in Canada. Such tax consequences for investors who are residents in, or citizens of, the U.S. may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement, however, this prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, that some or all of our officers and directors may be residents of Canada, that some or all of the experts named in the registration statement may be residents of Canada and that all or a substantial portion of our assets and the assets of said persons are located outside the U.S.

Stéphan Crétier, William D. Johnson, Randy Limbacher, John E. Lowe, Mary Pat Salomone and Thierry Vandal are directors of the Corporation who reside outside of Canada and each of these directors has appointed TransCanada PipeLines Limited as agent for service of process at 450 - 1st Street, S.W., Calgary, AB T2P 5H1. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

These debt securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 15, 2021

i

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein include “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). The words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or similar words are used to identify such forward-looking information. Forward-looking information in this prospectus and in the documents incorporated by reference herein is intended to provide potential investors with information regarding us, including management’s assessment of our future plans and financial outlook. Forward-looking information in this prospectus includes statements under the headings “Use of Proceeds” and “Plan of Distribution”. Forward looking information in this prospectus and the documents incorporated by reference herein may include, but is not limited to, statements regarding:

●	our financial and operational performance, including the performance of our subsidiaries;

●	expectations about strategies and goals for growth and expansion;

●	expected cash flows and future financing options available, including portfolio management;

●	expected dividend growth;

●	expected access to and cost of capital;

●	expected costs and schedules for planned projects, including projects under construction and in development;

●	expected capital expenditures, contractual obligations, commitments and contingent liabilities;

●	expected regulatory processes and outcomes;

●	expected outcomes with respect to legal proceedings, including arbitration and insurance claims;

●	the expected impact of future tax and accounting changes;

●	expected industry, market and economic conditions; and

●	the expected impacts of COVID-19.

This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and, as such, is not a guarantee of future performance. By its nature, forward looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such information.

Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

●	regulatory decisions and outcomes;

●	planned and unplanned outages and the use of our pipeline, power and storage assets;

●	integrity and reliability of our assets;

●	anticipated construction costs, schedules and completion dates;

●	access to capital markets, including portfolio management;

●	expected industry, market and economic conditions;

●	inflation rates and commodity prices;

●	interest, tax and foreign exchange rates;

●	nature and scope of hedging; and

●	expected impact of COVID-19.

The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

●	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits;

●	our ability to implement a capital allocation strategy aligned with maximizing shareholder value;

●	the operating performance of our pipeline, power and storage assets;

●	amount of capacity sold and rates achieved in our pipeline businesses;

●	the amount of capacity payments and revenues from our power generation assets due to plant availability;

●	production levels within supply basins;

●	construction and completion of capital projects;

●	cost and availability of labour, equipment and materials;

●	the availability and market prices of commodities;

●	access to capital markets on competitive terms;

●	interest, tax and foreign exchange rates;

●	performance and credit risk of our counterparties;

●	regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;

●	our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19;

●	our ability to realize the value of tangible assets and contractual recoveries, including those specific to the Keystone XL pipeline project;

●	competition in the businesses in which we operate;

●	unexpected or unusual weather;

●	acts of civil disobedience;

●	cyber security and technological developments;

●	economic conditions in North America as well as globally; and

●	global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.

Additional information on these and other factors is discussed in this prospectus and the documents incorporated by reference herein including in the 2020 MD&A (as defined herein) under the headings “Natural Gas Pipelines — Business Risks”, “Liquids Pipelines — Business Risks”, “Power and Storage — Business Risks” and “Other Information — Enterprise Risk Management”, in the Interim MD&A (as defined herein) under the heading “Financial Risks and Financial Instruments” and in the Annual Information Form (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

EXEMPTIVE RELIEF

Pursuant to a decision dated January 3, 2019 granted by the Alberta Securities Commission (as principal regulator) and the Ontario Securities Commission pursuant to National Policy 11-203 Process for Exemptive Relief Applications in Multiple Jurisdictions (the “Decision”), the Corporation has been exempted from the following:

(a)	the short form prospectus qualification provision in paragraph 2.3(1)(d) of National Instrument 44- 101 Short Form Prospectus Distributions (“NI 44-101”);

(b)	with respect to National Instrument 44-102 Shelf Distributions (“NI 44-102”), the base shelf prospectus receipt effectiveness provisions in subparagraph 2.3(3)(b)(i) and subparagraph 2.3(3)(b)(ii) and the requirement in section 8.4 to prepare and file updated earnings coverage ratios;

(c)	the requirement in section 6.1 of Form 44-101F1 Short Form Prospectus (“Form 44-101F1”) to disclose earnings coverage ratios;

(d)	the requirement under subsection 11.1(1) of Form 44-101F1 to incorporate documents by reference in a short form prospectus; and

(e)	the statement required by section 11.2 of Form 44-101F1 regarding future filed documents.

The Decision also exempts the Corporation from certain other requirements under Canadian securities laws, including from the requirements under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) to file certain continuous disclosure documents (“CD Documents”).

These exemptions were granted subject to a number of conditions, including that: (a) TC Energy Corporation (“TCE”), formerly TransCanada Corporation, is a reporting issuer in each province and territory of Canada, and has filed all disclosure documents that it is required to file under applicable securities legislation including its CD Documents on or before the time those documents would have been required to be filed under such legislation by the Corporation; (b) TCE’s executive compensation disclosure is the same as what the Corporation would have been required to file pursuant to section 11.6 of NI 51-102 if not for the exemptions being granted; (c) TCE is qualified under section 2.2 of NI 44-101 to use the short form prospectus system; (d) for any short form prospectus, the Corporation complies with section 6.1 of Form 44- 101F1, except that “the issuer” is to be read as “TCE”, and any references to the issuer’s annual financial statements or interim financial report are to be read as those of TCE; (e) for any short form prospectus, the Corporation complies with section 11.1(1) of Form 44-101F1, except that references to the disclosure documents are to be read as those of TCE; and (f) the Corporation makes the statement required by section 11.2 of Form 44-101F1 in any short form prospectus, with “or TCE” or a reference that is substantively the same added after the words “by the issuer”.

DOCUMENTS INCORPORATED BY REFERENCE

Pursuant to the Decision, the Corporation is not subject to certain continuous disclosure requirements, provided, among other things, that TCE, the company which owns all of the outstanding common shares of the Corporation, complies with its continuous disclosure requirements, including filing its own CD Documents. The Decision further permits the Corporation to incorporate by reference in this prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by TCE. See “Exemptive Relief”.

Accordingly, we incorporate by reference in this prospectus the documents of TCE listed below, which were filed with the securities commission or other similar authority in each of the provinces and territories of Canada and the SEC in the U.S.:

(a)	annual information form of TCE for the year ended December 31, 2020 dated February 17, 2021 (the “Annual Information Form”);

(b)	management information circular of TCE dated March 4, 2021 for the annual meeting of shareholders of TCE held on May 7, 2021;

(c)	audited comparative consolidated financial statements of TCE as at December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020, the notes thereto, and the auditors’ report thereon;

(d)	management’s discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2020 of TCE (the “2020 MD&A”);

(e)	unaudited interim comparative consolidated financial statements of TCE as at and for the three and nine months ended September 30, 2021 and 2020 and the notes thereto; and

(f)	management’s discussion and analysis of financial condition and results of operations as at and for the three and nine months ended September 30, 2021 and 2020 of TCE (the “Interim MD&A” and, together with the 2020 MD&A, the “MD&A”).

Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management’s discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all Prospectus Supplements disclosing additional or updated information subsequently filed by us or TCE with the Alberta Securities Commission after the date of this prospectus and prior to the date on which this prospectus ceases to be effective shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, after the date of this prospectus and prior to the date on which this prospectus ceases to be effective, shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system web site at www.sec.gov.

Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

Upon a new annual information form and the related annual audited comparative consolidated financial statements and accompanying management’s discussion and analysis being filed by TCE with the Alberta Securities Commission during the term of this prospectus, the previous annual information form, the previous annual audited comparative consolidated financial statements and accompanying management’s discussion and analysis, all interim comparative consolidated financial statements and accompanying management’s discussion and analysis and all material change reports filed by the Corporation or TCE prior to the commencement of the financial year of TCE in which the new annual information form and the related annual audited comparative consolidated financial statements and accompanying management’s discussion and analysis are filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim comparative consolidated financial statements and accompanying management’s discussion and analysis being filed by TCE with the applicable securities regulatory authorities during the term of this prospectus, all interim comparative consolidated financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new interim comparative consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon a new information circular relating to an annual meeting of TCE’s shareholders being filed by TCE with the Alberta Securities Commission during the term of this prospectus, the information circular for the preceding annual meeting of TCE’s shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. In addition, upon a new annual information form being filed by TCE with the Alberta Securities Commission during the term of this prospectus for which the corresponding audited annual consolidated financial statements of TCE include at least nine months of the financial results of an acquired business for which a business acquisition report was filed by TCE and incorporated by reference into this prospectus, such business acquisition report shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder.

One or more Prospectus Supplements containing the specific variable terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of debt securities thereunder.

We will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada PipeLines Limited, 450 — 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. The Corporation is not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law.

ABOUT THIS PROSPECTUS

In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada, and references to “U.S. dollars” or “US$” are to lawful currency of the United States.

Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus has been prepared in accordance with U.S. generally accepted accounting principles.

Except on the cover page and under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any Prospectus Supplement to “we”, “us”, “our”, “TCPL” or the “Corporation” mean TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

WHERE TO FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form F-10 relating to the debt securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$4,000,000,000. Each time we sell debt securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this prospectus.

We file annual and quarterly financial information and material change reports, business acquisition reports and other material with the Alberta Securities Commission and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. You may read and download any public document that the Corporation has filed with the Alberta Securities Commission on SEDAR at www.sedar.com. You may read and download the documents that we have filed on EDGAR at www.sec.gov.

THE CORPORATION

TCPL operates in three core businesses — Natural Gas Pipelines, Liquids Pipelines and Power and Storage. In order to provide information that is aligned with how management decisions about our businesses are made and how performance of our businesses is assessed, our results are reflected in five operating segments: Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines, Mexico Natural Gas Pipelines, Liquids Pipelines and Power and Storage. We also have a Corporate segment consisting of corporate and administrative functions that provide governance, financing and other support to our operational business segments.

TCE’s principal subsidiaries as of December 31, 2020 are indicated in the diagram under the heading “TC Energy Corporation — Intercorporate Relationships” in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

Pursuant to the Decision, the Corporation is exempt from filing its own annual and interim financial statements and incorporates TCE’s annual and interim financial statements into this prospectus.

Other than the issuance by TCPL on October 12, 2021 of: (a) US$1.25 billion aggregate principal amount of 1.000% senior unsecured notes due October 12, 2024; and (b) US$1.00 billion aggregate principal amount of 2.500% senior unsecured notes due October 12, 2031 (collectively, the “October Notes”), there have been no material changes in the share and loan capital of TCPL on a consolidated basis since September 30, 2021.

USE OF PROCEEDS

Unless otherwise specified in an applicable Prospectus Supplement, we intend to use the net proceeds from the sale of debt securities to reduce or repay indebtedness and/or to, directly or indirectly, finance the Corporation’s long-term investment program. Specific information about the use of net proceeds will be set forth in the applicable Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable investment grade securities. The Corporation may, from time to time, issue debt securities other than pursuant to this prospectus.

EARNINGS COVERAGE

Information regarding earnings coverage ratios will be provided in the applicable Prospectus Supplement relating to an offering of debt securities, as required by applicable securities legislation.

DESCRIPTION OF DEBT SECURITIES

As used in this section, the term “Corporation” means TransCanada PipeLines Limited, and does not include the subsidiaries of TransCanada PipeLines Limited through which particular business operations are conducted. The following description sets forth the general terms and provisions of the debt securities, with the exception of certain terms and provisions which may be omitted from this prospectus pursuant to NI 44-102. The Corporation will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in the applicable Prospectus Supplement.

Pursuant to this prospectus, the Corporation may offer debt securities that will rank pari passu, except as to sinking funds and claims preferred by operation of law, with all other unsecured and unsubordinated debt of the Corporation (“Unsubordinated Debt Securities”) as well as debt securities that will be subordinate and junior in right of payment to all Senior Indebtedness (as defined below) of the Corporation (“Subordinated Debt Securities”). The debt securities will be issued, in the case of Unsubordinated Debt Securities, under the second amended and restated debt indenture, dated September 15, 2010, as supplemented or amended from time to time (the “Debt Indenture”), between the Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, and, in the case of Subordinated Debt Securities, under the amended and restated subordinated debt indenture, dated November 30, 2000, as supplemented or amended from time to time (the “Subordinated Debt Indenture”), between the Corporation and Computershare Trust Company, N.A., as trustee. The Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an “Indenture” and collectively as the “Indentures”. The Bank of New York Mellon (formerly known as The Bank of New York) and Computershare Trust Company, N.A. are hereinafter referred to individually as a “Trustee” and collectively as the “Trustees”. The following summaries of certain provisions of the Indentures do not purport to be complete and such summaries are subject to, and qualified in their entirety by, the detailed provisions of the applicable Indenture to which reference is hereby made, including the definitions of certain terms used herein. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. For a more complete description, you should consult the Indentures. The Indentures have been filed as exhibits to the registration statement. Copies of the Indentures have also been filed on SEDAR. The Indentures are substantially identical, except for the provisions relating to subordination and certain covenants. See “Subordinated Debt” and “Certain Covenants of the Corporation”. The debt securities offered by this prospectus and the related Prospectus Supplement are referred to herein as the “Offered Debt Securities”.

General

Neither of the Indentures limits the amount of the debt securities, debentures, notes or other evidences of indebtedness that may be issued by the Corporation or any of its subsidiaries under the Indentures or otherwise. The Corporation may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

The Indentures provide that debt securities may be created and issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a currency other than U.S. dollars will be described in the Prospectus Supplement relating to any offering of debt securities denominated in a currency other than U.S. dollars. Unless otherwise indicated in a Prospectus Supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate initial offering price of up to US$4,000,000,000 or the equivalent in other currencies. The Indentures also permit the Corporation to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount. Reference must be made to the Prospectus Supplement for specific terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such debt securities) including the following:

(1)	classification as Unsubordinated Debt Securities or Subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denominations, if other than US$1,000;

(2)	any date of maturity;

(3)	interest rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

(4)	the date or dates, or the method by which such date or dates will be determined or extended, on which principal of and premium and interest on the debt securities will be payable, if any;

(5)	the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable;

(6)	any redemption, repayment or sinking fund provisions;

(7)	any applicable United States federal income tax consequences, including whether and under what circumstances the Corporation will pay additional amounts on Offered Debt Securities held by a person who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Corporation will have the option to redeem such Offered Debt Securities rather than pay such additional amounts;

(8)	the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of the maturity thereof;

(9)	if other than United States dollars, the Currency (as defined below) in which payment of the principal of or interest, if any, on the Offered Debt Securities shall be payable or in which the Offered Debt Securities shall be denominated and the particular provisions applicable thereto;

(10)	any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

(11)	if the debt securities may be issued bearing no interest or at a discount below their stated principal amount;

(12)	whether the debt securities will be issuable in the form of one or more global debt securities and, if so, the identity of the depository for the global debt securities;

(13)	whether and under what circumstances the debt securities will be convertible into or exchangeable for other securities of the Corporation or securities of other entities;

(14)	whether the principal of and interest, if any, on the Offered Debt Securities are to be payable in a Currency other than that in which such Offered Debt Securities are denominated or stated to be payable, and other information, including the method of calculating the applicable exchange rate, related thereto; and

(15)	any other specific terms, conditions, rights and preferences (or limitations on such rights or preferences) of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such debt securities, and any terms which may be required by or advisable under applicable laws or regulations.

“Currency” means any currency or currencies, composite currency or currency unit or units, issued by the government of one or more countries or by any recognized confederation or association of such governments.

Debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

The Indentures provide that all accounting terms not specifically defined therein are to be construed in accordance with accounting principles as are generally accepted in Canada (“GAAP”) at the time of computation.

Global Securities

Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities of a series may be issued in the form of one or more fully registered global debt securities (“Registered Global Security”) that will be deposited with The Depository Trust Company (the “Depositary”) or with a nominee for the Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by such Registered Global Security to the accounts of persons that have accounts with such Depositary (“participants”). The accounts to be credited shall be designated by any underwriters, dealers or agents participating in the distribution of such debt securities. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the debt securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

Principal, premium, if any, and interest payments on debt securities represented by a Registered Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Corporation, the Trustee or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Corporation expects that the Depositary for any debt securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in “street names” and will be the responsibility of such participants. Under the terms of the Indentures, the Corporation and the Trustees will treat the persons in whose names the debt securities are registered as the owners of such debt securities for the purpose of receiving payments of principal, premium, if any, and interest on the debt securities and for all other purposes whatsoever. Therefore, neither the Corporation, the Trustees nor any paying agents has any direct responsibility or liability for the payment of principal, premium, if any, or interest on the debt securities to owners of beneficial interests in a Registered Global Security.

If the Depositary for any debt securities represented by a Registered Global Security is at any time unwilling or unable to continue as the Depositary and a successor Depositary is not appointed by the Corporation within 90 days, the Corporation will issue such debt securities in definitive form in exchange for such Registered Global Security. In addition, the Corporation may at any time and in its sole discretion determine not to have any of the debt securities of a series represented by one or more Registered Global Securities and, in such event, will issue debt securities of such series in definitive form in exchange for the Registered Global Security or Registered Global Securities representing such debt securities. In either instance, an owner of a beneficial interest in a Registered Global Security will be entitled to have debt securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive form.

Unsubordinated Debt

The Unsubordinated Debt Securities that will constitute part of the unsubordinated debt of the Corporation will be issued under the Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Corporation except for claims preferred by operation of law.

Subordinated Debt

The Subordinated Debt Securities that will constitute part of the subordinated debt of the Corporation will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Corporation. The Subordinated Debt Indenture defines “Senior Indebtedness” as obligations (other than non-recourse obligations, the Subordinated Debt Securities or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, including, but not limited to, obligations of the Corporation under the Canadian Trust Indenture (as defined below). (Subordinated Debt Indenture, Section 1.1)

In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property or (b) that (i) a default shall have occurred with respect to the payment of principal of (and premium, if any) or any interest on or other monetary amounts due and payable on any Senior Indebtedness or (ii) there shall have occurred an event of default (other than a default in the payment of principal (or premium, if any) or interest, or other monetary amounts due and payable) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both) and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest on the Subordinated Debt Securities shall have been declared due and payable upon an Event of Default pursuant to Section 5.1 of the Subordinated Debt Indenture and such declaration shall not have been rescinded and annulled as provided therein, then in any such case the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount unpaid thereon, or provisions shall be made for such payment in money or money’s worth, before the holders of any of the Subordinated Debt Securities are entitled to receive a payment on account of the principal of (and premium, if any) or any interest on the indebtedness evidenced by such Subordinated Debt Securities. (Subordinated Debt Indenture, Section 13.1) If this prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

Certain Covenants of the Corporation

Merger, Consolidation, Sale, Lease or Conveyance. Each Indenture provides that the Corporation will not merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Corporation shall be the continuing corporation, or unless the successor corporation or person that acquires all or substantially all the assets of the Corporation shall expressly assume all of the covenants to be performed and conditions to be observed by the Corporation under the Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Corporation, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Corporation. (Section 9.1)

This covenant would not apply to a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction unless such transactions or change of control were structured to include a merger, amalgamation or consolidation or sale, lease or conveyance of all or substantially all of the assets of the Corporation. Except as may be included in a supplemental indenture applicable to a specific series of debt securities and as may be described in a Prospectus Supplement applicable to such debt securities, there are no covenants or other provisions in the Indentures providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction.

Limitations on Liens, Ownership of Subsidiaries and Certain Other Transactions. The Debt Indenture for the Unsubordinated Debt Securities provides that, so long as any Unsubordinated Debt Securities remain outstanding:

(1)	the Corporation will not, nor will it permit any Designated Subsidiary (as defined below) to, in any way encumber any of its assets to secure any obligations unless at the same time all Unsubordinated Debt Securities shall be secured equally and ratably with such obligations; provided that this covenant does not apply to nor operate to prevent, among other things (a) any security given in the ordinary course of business to any bank or banks to secure any Indebtedness (as defined below) payable on demand or maturing (including any right of extension or renewal) within 24 months after the date such Indebtedness is incurred or the date of any renewal or extension thereof, (b) the giving or assumption of security for any Purchase Money Obligation (as defined below), (c) certain permitted liens specified in the Debt Indenture or (d) any liens of a nature similar to the permitted liens specified in the Debt Indenture which do not secure Indebtedness of, or Indebtedness guaranteed by, the Corporation or any Designated Subsidiary and which do not materially impair the use of the property subject thereto or the operation of the business of the Corporation or such Designated Subsidiary or the value of such property for the purpose of such other business;

(2)	the Corporation will not create, assume or otherwise incur any Funded Obligations (as defined below) ranking prior to the Unsubordinated Debt Securities;

(3)	if the Corporation shall cause the payment of the principal of, premium, if any, or interest on any of its Indebtedness to be subordinated to the prior payment of any other of its Indebtedness it shall in like manner subordinate such payment to the prior payment in full of all of the Unsubordinated Debt Securities outstanding under the Debt Indenture;

(4)	the Corporation will at all times hold Voting Shares (as defined below) of each Designated Subsidiary which, together with Voting Shares of such Designated Subsidiary held by other Designated Subsidiaries, are sufficient to entitle such holders to elect at least a majority of the directors of such Designated Subsidiary;

(5)	the Corporation will not enter into any agreement providing for the issue or sale of Funded Obligations unless such agreement contains a condition of such issue or sale (which condition can only be waived with the consent of the holders of Unsubordinated Debt Securities expressed by resolution) to the effect that the terms and conditions of the Debt Indenture relating to the creation, assumption or incurring of Funded Obligations shall be complied with at the time of each issue and sale provided for in such agreement;

(6)	the Corporation will not permit any Designated Subsidiary to issue any shares of its capital stock except (a) to the Corporation, (b) to the extent, if any, required to qualify directors of a Designated Subsidiary under applicable law, (c) pursuant to obligations to issue shares which exist prior to the date when such Designated Subsidiary became a subsidiary or (d) to the extent issued to other shareholders of such Designated Subsidiary if after giving effect to such issue the pro rata aggregate ownership interest of the Corporation and any other Designated Subsidiaries in the capital stock of such Designated Subsidiary and the Corporation’s direct and indirect pro rata voting rights, pro rata interest in shareholders’ equity, and pro rata rights to participate in earnings of such Designated Subsidiary are not reduced; and

(7)	the Corporation will not, and will not permit any Designated Subsidiary to, sell or dispose of any shares of capital stock or Indebtedness of any Designated Subsidiary to any person other than the Corporation or another Designated Subsidiary unless all shares of capital stock and Indebtedness of such Designated Subsidiary then held by the Corporation and any of its Subsidiaries (together with all shares of capital stock and Indebtedness of the Corporation and other Designated Subsidiaries then held by such Designated Subsidiary) are being sold or disposed of at such time to a subsidiary of the Corporation for cash at fair value determined by an Independent Appraiser or to persons other than any of the Corporation’s Subsidiaries. (Debt Indenture, Section 3.6)

Certain Definitions

“Canadian Trust Indenture” means the trust indenture dated as of June 15, 1970, as amended and supplemented from time to time, between the Corporation and Computershare Trust Company of Canada, as trustee, relating to the issue of unsecured debentures.

“Designated Subsidiary” means: (a) any subsidiary which (i) is engaged in or proposes to engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil or gas properties and interests therein; and (ii) shall have been designated by the board of directors of the Corporation as a “restricted subsidiary” under the Deed of Trust and Mortgage dated as of January 1, 1957, as amended and supplemented from time to time, on or prior to the date such subsidiary became a subsidiary or, in the case of a corporation which was a subsidiary at March 1, 1964, on or prior to the first date thereafter on which the Corporation shall make an additional Investment (as defined in the Debt Indenture) in such subsidiary; or (b) any subsidiary that (i) is chiefly engaged in or proposed to chiefly engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil and gas properties and interests therein or (ii) is a Financial Intermediary (as defined below) and, in the case of both (b)(i) and (ii), does not at the time of designation have outstanding any Funded Obligations (other than those held by the Corporation or its Designated Subsidiaries) which were issued after the date such Designated Subsidiary became a subsidiary and of which there is owned by the Corporation and/or its Designated Subsidiaries Voting Shares which, in the aggregate, entitle the holders thereof to elect at least a majority of the directors of such first mentioned corporation; or (c) TCPL Finance N.V.; or (d) TransCan Investments Limited; and (e) each subsidiary of the Corporation which is classified as a “Designated Subsidiary” under the Canadian Trust Indenture and, in the case of clauses (a), (b), (c) and (d), which shall have been designated from time to time by resolution of the board of directors of the Corporation as a Designated Subsidiary, provided that any designation pursuant to clauses (a), (b), (c) and (d) or classification as a Designated Subsidiary pursuant to clause (e) may be revoked from time to time by further resolution of the board of directors of the Corporation if certain specified conditions are met.

“Financial Intermediary” means a subsidiary which is chiefly engaged in or proposes chiefly to engage in the business of or whose principal activity or undertaking is or will be: (a) the holding, directly or indirectly, of any securities of any corporation or entity in which the Corporation also has an ownership interest of any kind or (b) the entering into and maintaining of relations or arrangements, whether contractual or otherwise, with any such corporation or entity for the purpose of facilitating financial transactions with such corporation or entity.

“Funded Obligations” means all Indebtedness of the obligor or Indebtedness of others upon which the obligor customarily pays interest charges, other than (a) Indebtedness which is payable on demand and (b) Indebtedness which matures by its terms, or which the obligor has the right at its option to renew or extend to a date, 24 months or less after the date of its incurrence by the obligor or the date on which the obligor commenced to pay interest charges thereon.

“Indebtedness”, as to any corporation, means and includes, without duplication: (a) all items of indebtedness or liability which in accordance with GAAP would be considered to be direct indebtedness or liabilities of such person as at the date as of which indebtedness is to be determined; (b) the full amount of all liabilities of others for the repayment, either in money or in property, of borrowed money, guaranteed or endorsed (otherwise than for purposes of collection) by such person, or which such person is obligated, contingently or otherwise, to purchase, or on which such person is otherwise contingently liable; and (c) liabilities secured by purchase money mortgages on property owned by such person or by mortgages or liens existing on such property at the time of acquisition thereof by such person or by conditional sales or other title retention agreements with respect to any such property, whether or not such liabilities shall have been assumed by such person.

“Independent Appraiser” means a person engaged in the business of appraising the value of the securities of corporations engaged in the types of business referred to in clause (b)(i) of the definition of “Designated Subsidiary” or otherwise qualified to pass upon the particular question of appraisal, who is not an employee of, and who or which is in fact independent of, but who or which may be on a regular retainer from, the Corporation or any Subsidiary of the Corporation.

“Purchase Money Obligation” means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon.

“Subsidiary” means any corporation of which at the time of determination the Corporation owns or controls directly or indirectly more than 50% of the Voting Shares.

“Voting Shares” means shares of capital stock of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

An Event of Default is defined under each Indenture with respect to debt securities of any series issued under such Indenture as being:

(1)	a default in payment of any principal of, and premium, if any, on the debt securities of such series, either at maturity (or upon any redemption), by declaration or otherwise;

(2)	a default for 30 days in payment of any interest on any debt securities of such series;

(3)	a default for 60 days after written notice in the observance or performance of any other covenant or agreement in the debt securities of such series or such Indenture other than a covenant included in such Indenture solely for the benefit of a series of debt securities other than such series;

(4)	certain events of bankruptcy, insolvency or reorganization;

(5)	failure by the Corporation to make any payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 and continuance of such failure for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture;

(6)	a default with respect to any Indebtedness, which default results in the acceleration of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture; or

(7)	any event of default provided with respect to that series,

provided that if any such failure, default or acceleration referred to in clause (5) or (6) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Section 5.1)

Each Indenture provides that: (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on any series of debt securities issued under such Indenture or due to the default in the performance or breach of any other covenant or warranty of the Corporation applicable to the debt securities of such series but not applicable to all outstanding debt securities issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding may then declare the principal of all debt securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in such Indenture applicable to all outstanding debt securities issued thereunder and then outstanding, due to the failure to make any payment at maturity on certain other Indebtedness, due to a default on certain other Indebtedness which has caused an acceleration of such Indebtedness or due to certain events of bankruptcy, insolvency and reorganization of the Corporation shall have occurred and be continuing, unless the principal of all the debt securities has already become due and payable, either the Trustee or the holders of not less than 25% in principal amount of all debt securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of, and premium, if any, on all such debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all such affected series then outstanding. (Section 5.1)

Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities (treated as one class) issued under such Indenture before proceeding to exercise any right or power under such Indenture at the request of such holders. (Section 6.1) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.8)

Under the United States Trust Indenture Act of 1939, the Trustee is required to give to the holders of debt securities, within 90 days after the occurrence of a default, notice of all defaults known to the Trustee. Except in the case of a default in the payment of principal of (or premium, if any) or interest on any debt securities, the Trustee shall be protected in the withholding of such notice if it determines in good faith that the withholding of such notice is in the interest of the holders of the debt securities.

Each Indenture provides that no holder of debt securities issued under such Indenture may institute any action against the Corporation under such Indenture (except actions for payment of overdue principal and premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee such indemnity as it may reasonably require, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding. (Sections 5.6 and 5.8)

Notwithstanding the foregoing, the right of any holder of a debt security to receive payment of the principal of and interest on such debt security on or after the respective due dates thereof and to institute suit for the enforcement of such payment on or after such respective dates shall not be impaired or affected without the consent of such holder. (Section 5.12)

Each Indenture contains a covenant that the Corporation will file annually with the Trustee a certificate with respect to the Corporation’s compliance with all covenants and conditions under such Indenture. (Section 3.5)

Discharge, Defeasance and Covenant Defeasance

The Corporation can discharge or defease its obligations under each Indenture as set forth below. (Section 10.1)

The Corporation may discharge certain obligations to holders of any series of debt securities issued under such Indenture (a) if the Corporation pays the principal of and interest on all the outstanding debt securities of any series as and when the same shall have become due and payable, or (b) if the Corporation delivers to the Trustee for cancellation all debt securities of any series theretofore authenticated, or (c) in the case of any series of debt securities where the exact amount of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (ii) below, if (i) all the debt securities of such series not theretofore delivered to the Trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and (ii) the Corporation irrevocably deposits with the Trustee as trust funds cash (in such Currency in which such debt securities are payable at their stated maturity) (other than moneys repaid by the Trustee or any paying agent to the Corporation), or Government Obligations (as defined in such Indenture) applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series; and if, in any such case, the Corporation pays all other sums payable under the Indenture by the Corporation.

The Corporation may also discharge any and all of its obligations to holders of any series of debt securities issued under an Indenture at any time (“defeasance”) upon compliance with conditions discussed below if the exact amounts of principal and interest due on such debt securities can be determined, with the exception of its duty to register the transfer or exchange of such series of debt securities, to replace any mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of such series of debt securities. Under terms reasonably satisfactory to the relevant Trustee, the Corporation may instead be released with respect to any outstanding series of debt securities issued under the relevant Indenture from the obligations imposed by Sections 3.6 and 9.1, in the case of the Debt Indenture, and Section 9.1, in the case of the Subordinated Debt Indenture (which Sections contain the covenants described above under “Certain Covenants of the Corporation”), and omit to comply with such Sections without creating an Event of Default (“covenant defeasance”). Defeasance or covenant defeasance may be effected only if, among other things:

(1)	the Corporation irrevocably deposits with the Trustee, as trust funds specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities, cash (in such Currency, in which such debt securities are specified as payable at their stated maturity) or Government Obligations applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series issued under such Indenture;

(2)	such deposit will not result in breach or violation of, or constitute a default under, any agreement or instrument to which the Corporation is a party or by which it is bound;

(3)	the Corporation delivers to the relevant Trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders’ United States federal income tax treatment of principal, premium, if any, and interest payments on such series of debt securities (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in the United States federal income tax law occurring after the date of such Indenture, since such a result would not occur under current tax law);

(4)	the Corporation delivers to the relevant Trustee an opinion of Canadian counsel to the effect that such deposit and related defeasance or covenant defeasance, as the case may be, will not cause the holders of such series of debt securities, other than holders of such series of debt securities who are or who are deemed to be residents of Canada or use or hold or are deemed to use or hold their debt securities of such series in carrying on a business in Canada, to recognize income, gain or loss for Canadian income tax purposes, and to the effect that payments out of the trust fund described above will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having power to tax, except in the case of debt securities of such series beneficially owned (a) by a person who is or is deemed to be a resident of Canada or (b) by a person who uses or holds or is deemed to use or hold such series of debt securities in carrying on a business in Canada; and

(5)	in the case of the Subordinated Debt Indenture (a) no event or condition shall exist that, pursuant to certain provisions described under “Subordinated Debt” above, would prevent the Corporation from making payments of principal of, and premium, if any, and interest on the Subordinated Debt Securities at the date of the irrevocable deposit referred to above and (b) the Corporation delivers to the Trustee for the Subordinated Debt Indenture an opinion of counsel to the effect that (i) the trust funds will not be subject to any rights of holders of Senior Indebtedness and (ii) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; provided however, that such opinion may contain an exception to the effect that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Corporation, then the Trustee and the holders of the Subordinated Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

Modification and Waiver

Each Indenture provides that the Corporation and the Trustee may enter into supplemental indentures without the consent of the holders of debt securities to: (a) secure any debt securities; (b) evidence the succession of another corporation to the Corporation, or successive successions, and the assumption by the successor corporation of the obligations of the Corporation; (c) add covenants for the benefit of the holders of debt securities; (d) cure any ambiguity or correct any inconsistency in such Indenture; (e) establish the form or terms of debt securities of any series; (f) evidence the acceptance of appointment by a successor trustee under the Indenture with respect to one or more series of debt securities and provide for or facilitate the administration of one or more trusts under the Indenture by one or more trustees; and (g) provide for or facilitate the issuance of debt securities in bearer form or provide for uncertificated securities. (Section 8.1).

Each Indenture also contains provisions permitting the Corporation and the Trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series issued under such Indenture then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that the Corporation and the Trustee may not, without the consent of the holder of each outstanding debt security affected thereby, (a) extend the stated maturity of the principal of any debt security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or change the place at which or currency in which principal and interest payments are to be made, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any debt security when due or (b) reduce the aforesaid percentage in principal amount of debt securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Section 8.2).

The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indentures. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indentures with respect to that series, except in respect of a provision which under the Indentures cannot be modified or amended without the consent of the holder of each outstanding debt security of that series (including a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series). (Section 5.9).

The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Subordinated Debt Indenture, Section 8.6).

Consent to Jurisdiction and Service

Each Indenture provides that the Corporation agrees that any legal suit, action or proceeding brought by the applicable Trustee or any holder of debt securities issued under such Indenture in connection with such debt securities or such Indenture may be instituted in any State or Federal court in The City of New York and the Corporation has appointed CT Corporation System at 111 Eighth Avenue, 13th Floor., New York, NY 10011 as its authorized agent for service of process in any such suit, action or proceeding. (Section 11.12).

Governing Law

The Indentures are and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

PRIOR SALES

No debt securities have been sold or issued during the twelve-month period preceding the date of this prospectus under the Indentures, other than the October Notes.

PLAN OF DISTRIBUTION

We may offer and sell the debt securities to or through underwriters or dealers purchasing as principals, and also may sell the debt securities to one or more purchasers directly or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If the debt securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for the debt securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us.

The Prospectus Supplement relating to each offering of debt securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non- fixed price basis), the proceeds to the Corporation and any underwriting fees or commissions, any fees or commissions to be paid to any agents and any fees, commissions or concessions allowed or reallowed or paid by any underwriters to other dealers. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the debt securities offered thereby.

If underwriters purchase debt securities as principal, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the debt securities offered by the Prospectus Supplement if any of such debt securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time. The Prospectus Supplement will also set forth the intention of any underwriters, agents or dealers to engage in stabilizing, to syndicate short covering transactions or penalty bids, or to undertake any other transactions during the offering that may stabilize, maintain, or otherwise affect the debt securities’ price. Such transactions, if commenced, may be interrupted or discontinued at any time without notice. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and may interrupt or discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the debt securities will develop or as to the liquidity of any trading market for such debt securities.

Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

The debt securities may be offered and sold by the Corporation directly or through agents designated by the Corporation from time to time. Any agent participating in the distribution of the debt securities may be deemed to be an “underwriter”, as that term is defined in the Securities Act, of the debt securities so offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the applicable Prospectus Supplement for resale to purchasers. Such dealers may be deemed to be “underwriters” within the meaning of the Securities Act.

Each underwriter, dealer or agent participating in a distribution of the debt securities must agree that it will not offer or sell, directly or indirectly, any of the debt securities acquired by it in connection with a distribution in Canada or to residents of Canada.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of the debt securities will be a new issue of securities with no established trading market and will not be listed on any securities or stock exchange.

If so indicated in the Prospectus Supplement relating to a particular offering of debt securities, the Corporation will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase such debt securities from the Corporation pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitations of such contracts.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation incorporated under and governed by the Canada Business Corporations Act. Some of the directors and officers of the Corporation, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of debt securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of debt securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of the directors and officers of the Corporation and experts under United States federal securities laws.

The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed TransCanada PipeLine USA Ltd. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning an offering of debt securities under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a non-resident of Canada acquiring any debt securities offered thereunder, including whether payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain material United States federal income tax consequences of the purchase, ownership and disposition of any debt securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

RISK FACTORS

Investment in debt securities is subject to various risks including those discussed below and those risks inherent in the pipeline, energy and gas storage industries. You should consider carefully the risk factors contained in and incorporated by reference in this prospectus (including in subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of debt securities.

Discussions of certain risk factors affecting the Corporation in connection with its business are provided in the Corporation’s annual and interim disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this prospectus.

Risks Relating to the Unsecured Nature of the Debt Securities

The debt securities will be unsecured debt of the Corporation and will be effectively subordinated to all existing and future secured debt of the Corporation, to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would be paid before the holders of debt securities receive any amounts due under the debt securities to the extent of the value of the assets securing the secured debt. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

Structural Subordination

The debt securities will not be guaranteed by any subsidiaries of the Corporation. Therefore, the debt securities will be effectively subordinated to all existing and future liabilities of the Corporation’s subsidiaries.

The creditors of those subsidiaries will have the right to be paid before payment on the debt securities from any cash received or held by those subsidiaries. In the event of any bankruptcy, dissolution, liquidation or reorganization of one of those subsidiaries, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to the Corporation in its capacity as an equityholder of such subsidiary.

Liquidity Risk

The Corporation does not intend to list the debt securities on any stock exchange and there can be no assurance that there will be a secondary market for or liquidity in the debt securities. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and there can be no assurance that any underwriter or agent will undertake any market making activities in respect of the debt securities.

Interest Rate Risks

Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit Ratings May Not Reflect All Risks of an Investment in the Debt Securities and May Change

Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of the Corporation’s ability to pay its obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

LEGAL MATTERS

Certain matters relating to the issue and sale of the debt securities will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and Mayer Brown LLP, as to matters of United States law. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP.

EXPERTS

The consolidated financial statements of the Corporation as at December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TCE, the Corporation’s parent company. In connection with the audit of TCE’s annual financial statements for the year ended December 31, 2020, KPMG LLP has confirmed that they are independent with respect to the Corporation and TCE within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Corporation and TCE under all relevant U.S. professional and regulatory standards.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consents of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Mayer Brown LLP; powers of attorney from directors and officers of the Corporation; the Debt Indenture; the Subordinated Debt Indenture; Statement of Eligibility of the Trustee on Form T-1 under the Debt Indenture; and Statement of Eligibility of the Trustee on Form T-1 under the Subordinated Debt Indenture.

U.S.$

TransCanada PipeLines Limited

U.S.$           Floating Rate Senior Notes Due 20

U.S.$         % Senior Notes Due 20

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PROSPECTUS SUPPLEMENT

March   , 2023

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Joint Book-Running Managers
BofA Securities	Deutsche Bank Securities	SMBC Nikko